Exhibit 99.2
Shell plc
Three and nine month periods ended September 30, 2025
Unaudited Condensed Interim Financial Report
Shell plc            Unaudited Condensed Interim Financial Report            1

SHELL PLC 3rd QUARTER 2025 AND NINE MONTHS UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Nine months
Q3 2025	Q2 2025	Q3 2024	%¹		Reference	2025	2024	%
5,322	3,601	4,291	+48	Income/(loss) attributable to Shell plc shareholders		13,703	15,166	-10
5,432	4,264	6,028	+27	Adjusted Earnings	A	15,273	20,055	-24
14,773	13,313	16,005	+11	Adjusted EBITDA	A	43,336	51,523	-16
12,207	11,937	14,684	+2	Cash flow from operating activities		33,425	41,522	-20
(2,257)	(5,406)	(3,857)		Cash flow from investing activities		(11,622)	(10,723)
9,950	6,531	10,827		Free cash flow	G	21,803	30,799
4,907	5,817	4,950		Cash capital expenditure	C	14,899	14,161
9,275	8,265	9,570	+12	Operating expenses	F	26,115	27,517	-5
8,998	8,145	8,864	+10	Underlying operating expenses	F	25,596	26,569	-4
9.4%	9.4%	12.8%		ROACE	D	9.4%	12.8%
73,977	75,675	76,613		Total debt	E	73,977	76,613
41,204	43,216	35,234		Net debt	E	41,204	35,234
18.8%	19.1%	15.7%		Gearing	E	18.8%	15.7%
2,821	2,682	2,801	+5	Oil and gas production available for sale (thousand boe/d)		2,781	2,843	-2
0.91	0.61	0.69	+49	Basic earnings per share ($)		2.31	2.39	-3
0.93	0.72	0.96	+29	Adjusted Earnings per share ($)	B	2.57	3.16	-19
0.3580	0.3580	0.3440	—	Dividend per share ($)		1.0740	1.0320	+4
1.Q3 on Q2 change
Quarter Analysis1
Income attributable to Shell plc shareholders, compared with the second quarter 2025, reflected higher trading and optimisation margins, higher sales volumes and favourable tax movements, partly offset by higher operating expenses.
Third quarter 2025 income attributable to Shell plc shareholders also included gains on disposal of assets and impairment charges. These items are included in identified items amounting to a net loss of $0.1 billion in the quarter. This compares with identified items in the second quarter 2025 which amounted to a net loss of $0.3 billion.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as income attributable to Shell plc shareholders and adjusted for the above identified items.
Cash flow from operating activities for the third quarter 2025 was $12.2 billion and primarily driven by Adjusted EBITDA. This inflow was partly offset by tax payments of $2.7 billion.
Cash flow from investing activities for the third quarter 2025 was an outflow of $2.3 billion, and included cash capital expenditure of $4.9 billion. This outflow was partly offset by divestment proceeds of $1.8 billion.
Net debt and Gearing: At the end of the third quarter 2025, net debt was $41.2 billion, compared with $43.2 billion at the end of the second quarter 2025. This reflects free cash flow of $10.0 billion, partly offset by share buybacks of $3.6 billion, cash dividends paid to Shell plc shareholders of $2.1 billion, lease additions of $1.1 billion and interest payments of $0.8 billion. Gearing was 18.8% at the end of the third quarter 2025, compared with 19.1% at the end of the second quarter 2025, mainly driven by lower net debt, partly offset by lower equity which included a 0.4 percentage point increase related to a non-cash adjustment to the previously recognised pension surplus in the Netherlands, following formal acceptance by the Trustee Board of the transition plan related to changes in pension legislation3.
Shareholder distributions: Total shareholder distributions in the quarter amounted to $5.7 billion comprising repurchases of shares of $3.6 billion and cash dividends paid to Shell plc shareholders of $2.1 billion. Dividends to be paid to Shell plc
Shell plc            Unaudited Condensed Interim Financial Report            2

shareholders for the third quarter 2025 amount to $0.3580 per share. Shell has now completed $3.5 billion of share buybacks announced in the second quarter 2025 results announcement. Today, Shell announces a share buyback programme of $3.5 billion which is expected to be completed by the fourth quarter 2025 results announcement.
Nine Months Analysis1
Income attributable to Shell plc shareholders, compared with the first nine months 2024, reflected lower realised liquids and LNG prices, lower trading and optimisation margins, and lower chemicals and refining margins, partly offset by favourable tax movements and lower operating expenses.
First nine months 2025 income attributable to Shell plc shareholders also included impairment charges and gains on disposal of assets, a charge related to the UK Energy Profits Levy and favourable movements due to the fair value accounting of commodity derivatives. These items are included in identified items amounting to a net loss of $1.2 billion. This compares with identified items in the first nine months 2024 which amounted to a net loss of $4.6 billion.
Adjusted Earnings and Adjusted EBITDA2 for the first nine months 2025 were driven by the same factors as income attributable to Shell plc shareholders and adjusted for identified items and the cost of supplies adjustment of $0.3 billion.
Cash flow from operating activities for the first nine months 2025 was $33.4 billion, and primarily driven by Adjusted EBITDA. This inflow was partly offset by tax payments of $9.0 billion and working capital outflows of $3.1 billion.
Cash flow from investing activities for the first nine months 2025 was an outflow of $11.6 billion and included cash capital expenditure of $14.9 billion. This outflow was partly offset by divestment proceeds of $2.3 billion and interest received of $1.5 billion.
This Unaudited Condensed Interim Financial Report, together with supplementary financial and operational disclosure for this quarter, is available at www.shell.com/investors 4 .
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation, exploration well write-offs and depreciation, depletion and amortisation (DD&A) expenses.
3.See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements” for further details.
4.Not incorporated by reference.
PORTFOLIO DEVELOPMENTS
Upstream
In October 2025, we announced, together with Sunlink Energies and Resources Limited, a final investment decision (FID) on the HI gas project offshore Nigeria (Shell interest 40%).
Marketing
In September 2025, we announced the decision not to restart the construction of the planned biofuels facility at the Shell Energy and Chemicals Park in Rotterdam, which was paused in 2024. Following an in-depth commercial and technical evaluation to reassess the project's competitiveness, Shell will no longer proceed with the project.
Chemicals and Products
In July 2025, we completed the previously announced sale of our 16.125% interest in Colonial Enterprises, Inc. to Colossus Acquire Co LLC.
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PERFORMANCE BY SEGMENT
INTEGRATED GAS

Quarters				$ million		Nine months
Q3 2025	Q2 2025	Q3 2024	%¹		Reference	2025	2024	%
2,355	1,838	2,631	+28	Income/(loss) for the period		6,982	7,846	-11
212	101	(240)		Of which: Identified items	A	619	(1,379)
2,143	1,737	2,871	+23	Adjusted Earnings	A	6,363	9,225	-31
4,257	3,875	5,234	+10	Adjusted EBITDA	A	12,867	16,410	-22
3,038	3,629	3,623	-16	Cash flow from operating activities	A	10,129	12,518	-19
1,169	1,196	1,236		Cash capital expenditure	C	3,482	3,429
130	129	136	—	Liquids production available for sale (thousand b/d)		128	137	-6
4,667	4,545	4,669	+3	Natural gas production available for sale (million scf/d)		4,619	4,835	-4
934	913	941	+2	Total production available for sale (thousand boe/d)		925	971	-5
7.29	6.72	7.50	+8	LNG liquefaction volumes (million tonnes)		20.61	22.03	-6
18.88	17.77	17.04	+6	LNG sales volumes (million tonnes)		53.14	50.32	+6
1.Q3 on Q2 change
Integrated Gas includes liquefied natural gas (LNG), conversion of natural gas into gas-to-liquids (GTL) fuels and other products. It includes natural gas and liquids exploration and extraction, and the operation of the upstream and midstream infrastructure necessary to deliver these to market. Integrated Gas also includes the marketing, trading and optimisation of LNG.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the second quarter 2025, reflected the net effect of higher contributions from trading and optimisation and lower realised prices (increase of $208 million), and higher volumes (increase of $237 million), partly offset by higher operating expenses (increase of $108 million).
Identified items in the third quarter 2025 included favourable movements of $129 million due to the fair value accounting of commodity derivatives, and onerous contract related remeasurement of $99 million. These favourable movements compare with the second quarter 2025 which included favourable movements of $454 million due to the fair value accounting of commodity derivatives, partly offset by impairment charges of $423 million. As part of Shell's normal business, commodity derivative contracts are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the third quarter 2025 was primarily driven by Adjusted EBITDA, partly offset by working capital outflows of $802 million and tax payments of $796 million.
Total oil and gas production, compared with the second quarter 2025, increased by 2% mainly due to lower maintenance across the portfolio. LNG liquefaction volumes increased by 8% mainly due to lower maintenance across the portfolio and LNG Canada ramp-up.
Nine Months Analysis 1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the first nine months 2024, reflected the combined effect of lower contributions from trading and optimisation and lower realised prices (decrease of $2,634 million), lower volumes (decrease of $482 million), and higher depreciation, depletion and amortisation expenses (increase of $275 million), partly offset by favourable deferred tax movements ($316 million), and lower operating expenses (decrease of $186 million).
Identified items in the first nine months 2025 included favourable movements of $946 million due to the fair value accounting of commodity derivatives, partly offset by impairment charges of $455 million. These favourable movements and charges are part of identified items and compare with the first nine months 2024 which included unfavourable movements of $1,198 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative contracts are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory.
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Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first nine months 2025 was primarily driven by Adjusted EBITDA, and net cash inflows related to derivatives of $1,168 million. These inflows were partly offset by tax payments of $2,537 million and working capital outflows of $1,137 million.
Total oil and gas production, compared with the first nine months 2024, decreased by 5% mainly due to field decline and higher maintenance across the portfolio. LNG liquefaction volumes decreased by 6% mainly due to ownership restructuring in Trinidad and Tobago, and higher maintenance across the portfolio.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation, exploration well write-offs and DD&A expenses.
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UPSTREAM

Quarters				$ million		Nine months
Q3 2025	Q2 2025	Q3 2024	%¹		Reference	2025	2024	%
1,707	2,008	2,289	-15	Income/(loss) for the period		5,795	6,741	-14
(97)	276	(153)		Of which: Identified items	A	(78)	28
1,804	1,732	2,443	+4	Adjusted Earnings	A	5,873	6,712	-13
6,557	6,638	7,871	-1	Adjusted EBITDA	A	20,582	23,588	-13
4,841	6,500	5,268	-26	Cash flow from operating activities	A	15,286	16,734	-9
1,885	2,826	1,974		Cash capital expenditure	C	6,634	5,813
1,399	1,334	1,321	+5	Liquids production available for sale (thousand b/d)		1,356	1,316	+3
2,513	2,310	2,844	+9	Natural gas production available for sale (million scf/d)		2,613	2,933	-11
1,832	1,732	1,811	+6	Total production available for sale (thousand boe/d)		1,806	1,822	-1
1.Q3 on Q2 change
The Upstream segment includes exploration and extraction of crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates the infrastructure necessary to deliver them to the market.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the second quarter 2025, reflected higher volumes (increase of $298 million), favourable tax movements ($161 million) and lower well write-offs (decrease of $114 million), partly offset by higher depreciation, depletion and amortisation expenses (increase of $241 million) and unfavourable movements related to the rebalancing of participation interests in Brazil ($271 million)2.
Identified items in the third quarter 2025 included losses of $101 million related to the impact of inflationary adjustments in Argentinian peso on a deferred tax position, partly offset by a gain of $42 million related to the impact of the strengthening Brazilian real on a deferred tax position. These net unfavourable movements compare with the second quarter 2025 which included gains of $350 million related to disposal of assets.
Adjusted EBITDA3 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the third quarter 2025 was primarily driven by Adjusted EBITDA, partly offset by tax payments of $1,611 million.
Total production, compared with the second quarter 2025, increased mainly due to new oil production and comparative help from higher planned maintenance in the second quarter of 2025.
Nine Months Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the first nine months 2024, reflected lower realised liquids prices (decrease of $2,117 million), the comparative unfavourable impact of gas storage effects (decrease of $536 million), and unfavourable movements related to the rebalancing of participation interests in Brazil ($271 million)2. These net unfavourable movements were partly offset by higher volumes (increase of $660 million), lower well write-offs (decrease of $604 million), lower depreciation, depletion and amortisation expenses (decrease of $198 million) and lower operating expenses (decrease of $163 million).

Identified items in the first nine months 2025 included a charge of $509 million related to the UK Energy Profits Levy4, partly offset by gains of $524 million from disposal of assets. These net unfavourable movements compare with the first nine months 2024 which included gains of $676 million related to the impact of inflationary adjustments in Argentinian peso on a deferred tax position, partly offset by charges of $179 million related to redundancy and restructuring, net impairment charges and reversals of $171 million and a loss of $164 million related to the impact of the weakening Brazilian real on a deferred tax position.
Adjusted EBITDA3 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first nine months 2025 was primarily driven by Adjusted EBITDA and dividends (net of profits) from joint ventures and associates of $1,305 million. These inflows were partly offset by tax payments of $5,557 million.
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Total production, compared with the first nine months 2024, decreased mainly due to the Shell Petroleum Development Company of Nigeria (SPDC) Limited divestment and field decline largely offset by new oil production.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Reflects the finalisation of the redetermination proposal for the unitised Tupi field and subsequent submission to the Brazilian National Agency of Petroleum, Natural Gas and Biofuels (ANP).
3.Adjusted EBITDA is without taxation, exploration well write-offs and DD&A expenses.
4.Included in Other identified items. See Note 2 "Segment Information".
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MARKETING

Quarters				$ million		Nine months
Q3 2025	Q2 2025	Q3 2024	%¹		Reference	2025	2024	%
576	766	507	-25	Income/(loss) for the period		2,155	1,606	+34
(759)	(354)	(422)		Of which: Identified items	A	(1,161)	(1,255)
1,316	1,199	1,182	+10	Adjusted Earnings	A	3,416	3,046	+12
2,340	2,181	2,081	+7	Adjusted EBITDA	A	6,389	5,767	+11
1,788	2,718	2,722	-34	Cash flow from operating activities	A	6,414	5,999	+7
489	429	525		Cash capital expenditure	C	1,173	1,634
2,824	2,813	2,945	—	Marketing sales volumes (thousand b/d)		2,771	2,859	-3
1.Q3 on Q2 change
The Marketing segment comprises the Mobility, Lubricants, and Sectors and Decarbonisation businesses. The Mobility business operates Shell’s retail network including electric vehicle charging services and the Wholesale commercial fuels business which provides fuels for transport and industry. The Lubricants business produces, markets and sells lubricants for road transport, and machinery used in manufacturing, mining, power generation, agriculture and construction. The Sectors and Decarbonisation business sells fuels, speciality products and services including low-carbon energy solutions to a broad range of commercial customers including the aviation, marine, and agricultural sectors.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the second quarter 2025, reflected higher Marketing margins (increase of $270 million) including higher Mobility margins due to seasonal impact of higher volumes and higher Sectors and Decarbonisation margins, partly offset by lower Lubricants margins. These net gains were partly offset by higher operating expenses (increase of $145 million).
Identified items in the third quarter 2025 included impairment charges of $579 million and provisions of $186 million2, both mainly relating to the decision not to restart construction of the planned biofuels facility at the Shell Energy and Chemicals Park in Rotterdam. These charges and provisions compare with the second quarter 2025 which included net impairment charges and reversals of $285 million, net losses of $44 million related to the sale of assets, and charges of $44 million related to redundancy and restructuring.
Adjusted EBITDA3 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the third quarter 2025 was primarily driven by Adjusted EBITDA. This inflow was partly offset by working capital outflows of $220 million, the timing impact of payments related to emission certificates and biofuel programmes of $135 million, and tax payments of $111 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the second quarter 2025, increased mainly due to seasonality.
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Nine Months Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the first nine months 2024, reflected higher Marketing margins (increase of $292 million) including higher Mobility and Lubricants margins due to improved unit margins, partly offset by lower Sectors and Decarbonisation margins, as well as lower operating expenses (decrease of $201 million).
Identified items in the first nine months 2025 included net impairment charges and reversals of $857 million and provisions of $186 million2, both of which included the impact of the decision not to restart construction of the planned biofuels facility at the Shell Energy and Chemicals Park in Rotterdam. These charges and provisions compare with the first nine months 2024 which included impairment charges of $965 million, charges of $163 million related to redundancy and restructuring, and net losses of $140 million related to the sale of assets.
Adjusted EBITDA3 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first nine months 2025 was primarily driven by Adjusted EBITDA, the timing impact of payments related to emission certificates and biofuel programmes of $920 million and dividends (net of profits/losses) from joint ventures and associates of $421 million. These inflows were partly offset by working capital outflows of $497 million and tax payments of $417 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the first nine months 2024, decreased mainly in Mobility, due to portfolio changes, and in Sectors and Decarbonisation.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Included in Other identified items. See Note 2 "Segment Information".
3.Adjusted EBITDA is without taxation and DD&A expenses.
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CHEMICALS AND PRODUCTS

Quarters				$ million		Nine months
Q3 2025	Q2 2025	Q3 2024	%¹		Reference	2025	2024	%
1,074	(174)	91	+716	Income/(loss) for the period		822	1,946	-58
564	(51)	(122)		Of which: Identified items	A	(67)	(1,078)
550	118	463	+366	Adjusted Earnings	A	1,117	3,163	-65
1,667	864	1,240	+93	Adjusted EBITDA	A	3,941	6,308	-38
2,088	1,372	3,321	+52	Cash flow from operating activities	A	3,591	5,221	-31
813	775	761		Cash capital expenditure	C	2,046	1,898
1,176	1,156	1,305	+2	Refinery processing intake (thousand b/d)		1,230	1,388	-11
2,147	2,164	3,015	-1	Chemicals sales volumes (thousand tonnes)		7,124	8,950	-20
1.Q3 on Q2 change
The Chemicals and Products segment includes chemicals manufacturing plants with their own marketing network, and refineries which turn crude oil and other feedstocks into a range of oil products which are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the pipeline business, trading and optimisation of crude oil, oil products and petrochemicals, and Oil Sands activities (the extraction of bitumen from mined oil sands and its conversion into synthetic crude oil).
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the second quarter 2025, reflected higher Products margins (increase of $706 million) mainly driven by higher margins from trading and optimisation, and higher refining margins. Adjusted Earnings also reflected higher Chemicals margins (increase of $96 million). These net gains were partly offset by unfavourable tax movements ($200 million) and higher operating expenses (increase of $133 million).
In the third quarter 2025, Chemicals had negative Adjusted Earnings of $207 million and Products had positive Adjusted Earnings of $758 million.
Identified items in the third quarter 2025 included net gains from the sale of assets of $710 million mainly relating to gains from the sale of our interest in Colonial Enterprises, Inc., and impairment charges of $107 million. These net gains compare with the second quarter 2025 which included impairment charges of $62 million.
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the third quarter 2025 was primarily driven by Adjusted EBITDA, the timing impact of payments for emission certificates and biofuel programmes of $493 million, and working capital inflows of $143 million. These inflows were partly offset by net cash outflows related to commodity derivatives of $165 million.
Refinery utilisation was 96% compared with 94% in the second quarter 2025.
Chemicals manufacturing plant utilisation was 80% compared with 72% in the second quarter 2025, mainly due to lower unplanned maintenance.
Nine Months Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the first nine months 2024, reflected lower Products margins (decrease of $1,619 million) driven mainly by lower margins from trading and optimisation and lower refining margins. Adjusted Earnings also reflected lower Chemicals margins (decrease of $458 million) and unfavourable tax movements ($168 million). These net losses were partly offset by lower operating expenses (decrease of $205 million).
In the first nine months 2025, Chemicals had negative Adjusted Earnings of $536 million and Products had positive Adjusted Earnings of $1,654 million.
Identified items in the first nine months 2025 included net gains from the sale of assets of $691 million mainly relating to gains from the sale of our interest in Colonial Enterprises, Inc., impairment charges of $447 million, unfavourable movements of $168 million due to the fair value accounting of commodity derivatives, and charges of $70 million related to redundancy and restructuring. As part of Shell's normal business, commodity derivative contracts are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory. These net charges and unfavourable movements compare with the first nine months 2024 which included net impairment charges and reversals of $952 million mainly relating to assets in
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Singapore, charges of $139 million related to redundancy and restructuring, and unfavourable movements of $69 million relating to the fair value accounting of commodity derivatives.
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first nine months 2025 was primarily driven by Adjusted EBITDA and the timing impact of payments for emission certificates and biofuel programmes of $985 million. These inflows were partly offset by net cash outflows relating to commodity derivatives of $669 million, working capital outflows of $555 million, and non-cash cost of supplies adjustment of $318 million.
Refinery utilisation was 91% compared with 88% in the first nine months 2024, mainly due to lower planned and unplanned maintenance in 2025.
Chemicals manufacturing plant utilisation was 78% compared with 77% in the first nine months 2024.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation and DD&A expenses.
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RENEWABLES AND ENERGY SOLUTIONS

Quarters				$ million		Nine months
Q3 2025	Q2 2025	Q3 2024	%¹		Reference	2025	2024	%
110	(254)	(481)	+143	Income/(loss) for the period		(391)	(3)	-12,477
18	(245)	(319)		Of which: Identified items	A	(432)	183
92	(9)	(162)	+1,092	Adjusted Earnings	A	41	(186)	+122
223	102	(75)	+118	Adjusted EBITDA	A	436	101	+333
660	1	(364)	+60,737	Cash flow from operating activities	A	1,028	2,948	-65
517	555	409		Cash capital expenditure	C	1,475	1,272
72	70	79	+4	External power sales (terawatt hours)[2]		218	230	-5
150	132	148	+14	Sales of pipeline gas to end-use customers (terawatt hours)[3]		465	487	-4
1.Q3 on Q2 change
2.Physical power sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders.
3.Physical natural gas sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders. Excluding sales of natural gas by other segments and LNG sales.
Renewables and Energy Solutions includes activities such as renewable power generation, the marketing and trading and optimisation of power and pipeline gas, as well as carbon credits, and digitally enabled customer solutions. It also includes the production and marketing of hydrogen, development of commercial carbon capture and storage hubs, investment in nature-based projects that avoid or reduce carbon emissions, and Shell Ventures, which invests in companies that work to accelerate the energy and mobility transformation.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the second quarter 2025, reflected higher margins (increase of $131 million), partly offset by higher operating expenses (increase of $31 million).
Most Renewables and Energy Solutions activities were loss-making in the third quarter 2025, these were more than offset by positive Adjusted Earnings from trading and optimisation and energy marketing.
Identified items in the third quarter 2025 included gains of $134 million related to the disposal of assets, partly offset by unfavourable movements of $87 million due to the fair value accounting of commodity derivatives. These gains and unfavourable movements compare with the second quarter 2025 which included unfavourable movements of $217 million due to the fair value accounting of commodity derivatives and impairment charges of $136 million, partly offset by gains of $108 million on sales of assets. As part of Shell's normal business, commodity derivative contracts are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the third quarter 2025 was primarily driven by working capital inflows of $960 million and Adjusted EBITDA. These inflows were partly offset by net cash outflows related to derivatives of $272 million and payments relating to emissions programmes of $264 million.
Nine Months Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the first nine months 2024, reflected lower operating expenses (decrease of $165 million) and higher margins (increase of $64 million), mainly due to higher generation and energy marketing margins, partly offset by lower trading and optimisation margins.
Most Renewables and Energy Solutions activities were loss-making for the first nine months 2025, these were more than offset by positive Adjusted Earnings from trading and optimisation.
Identified items in the first nine months 2025 included unfavourable movements of $284 million relating to the fair value accounting of commodity derivatives and impairment charges of $177 million, partly offset by gains on disposals of assets of $99 million. These net charges compare with the first nine months 2024 which included favourable movements of $250 million due to the fair value accounting of commodity derivatives, partly offset by net impairment charges and reversals of $89 million. As part of Shell's normal business, commodity derivative contracts are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory.
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Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.

Cash flow from operating activities for the first nine months 2025 was primarily driven by working capital inflows of $1,212 million and Adjusted EBITDA. These inflows were partly offset by net cash outflows related to derivatives of $507 million.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation and DD&A expenses.
Additional Growth Measures

Quarters					Nine months
Q3 2025	Q2 2025	Q3 2024	%¹		2025	2024	%
				Renewable power generation capacity (gigawatt):
3.8	3.9	3.4	-1	– In operation[2]	3.8	3.4	+13
2.6	3.8	3.9	-32	– Under construction and/or committed for sale[3]	2.6	3.9	-34
1.Q3 on Q2 change
2.Shell's equity share of renewable generation capacity post commercial operation date. It excludes Shell's equity share of associates where information cannot be obtained.
3.Shell's equity share of renewable generation capacity under construction and/or committed for sale under long-term offtake agreements (PPA). It excludes Shell's equity share of associates where information cannot be obtained.
Shell plc            Unaudited Condensed Interim Financial Report            13

CORPORATE

Quarters			$ million		Nine months
Q3 2025	Q2 2025	Q3 2024		Reference	2025	2024
(402)	(539)	(647)	Income/(loss) for the period		(1,424)	(2,656)
(20)	(77)	(3)	Of which: Identified items	A	(122)	(1,069)
(383)	(463)	(643)	Adjusted Earnings	A	(1,302)	(1,588)
(272)	(346)	(346)	Adjusted EBITDA	A	(879)	(650)
(208)	(2,283)	115	Cash flow from operating activities	A	(3,022)	(1,898)
The Corporate segment covers the non-operating activities supporting Shell. It comprises Shell’s holdings and treasury organisation, headquarters and central functions, self-insurance activities and centrally managed longer-term innovation portfolio. All finance expense, income and related taxes are included in Corporate Adjusted Earnings rather than in the earnings of business segments.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the second quarter 2025, reflected favourable tax movements and currency exchange rate effects, partly offset by unfavourable net interest movements and higher operating expenses.
Adjusted EBITDA2 was mainly driven by favourable currency exchange rate effects partly offset by higher operating expenses.
Cash flow from operating activities for the third quarter 2025 was primarily driven by Adjusted EBITDA.
Nine Months Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the first nine months 2024, were primarily driven by favourable tax movements, partly offset by unfavourable net interest movements, currency exchange rate effects and operating expenses.
Identified items in the first nine months 2024 included reclassifications from equity to profit and loss of cumulative currency translation differences related to funding structures resulting in unfavourable movements of $1,122 million. These currency translation differences were previously recognised in other comprehensive income and accumulated in equity as part of accumulated other comprehensive income.
Adjusted EBITDA2 was mainly driven by unfavourable currency exchange rate effects and operating expenses.
Cash flow from operating activities for the first nine months 2025 was primarily driven by working capital outflows of $1,809 million, which included a reduction in joint venture deposits, as well as Adjusted EBITDA and tax payments of $464 million.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation and DD&A expenses.
OUTLOOK FOR THE FOURTH QUARTER 2025
Full year 2024 cash capital expenditure was $21 billion. Our cash capital expenditure range for the full year 2025 is expected to be within $20 - $22 billion.
Integrated Gas production is expected to be approximately 920 - 980 thousand boe/d. LNG liquefaction volumes are expected to be approximately 7.4 - 8.0 million tonnes.
Upstream production is expected to be approximately 1,770 - 1,970 thousand boe/d.
Marketing sales volumes are expected to be approximately 2,500 - 3,000 thousand b/d.
Refinery utilisation is expected to be approximately 87% - 95%. Chemicals manufacturing plant utilisation is expected to be approximately 71% - 79%.
Corporate Adjusted Earnings1 were a net expense of $383 million for the third quarter 2025. Corporate Adjusted Earnings are expected to be a net expense of approximately $600 - $800 million in the fourth quarter 2025.
1.For the definition of Adjusted Earnings and the most comparable GAAP measure see Reference A.
Shell plc            Unaudited Condensed Interim Financial Report            14

FORTHCOMING EVENTS

Date	Event
February 5, 2026	Fourth quarter 2025 results and dividends
March 12, 2026	Publication of Annual Report and Accounts and filing of Form 20-F for the year ended December 31, 2025
May 7, 2026	First quarter 2026 results and dividends
July 30, 2026	Second quarter 2026 results and dividends
October 29, 2026	Third quarter 2026 results and dividends
Shell plc            Unaudited Condensed Interim Financial Report            15

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Nine months
Q3 2025	Q2 2025	Q3 2024		2025	2024
68,153	65,406	71,089	Revenue[1]	202,793	218,031
507	712	933	Share of profit/(loss) of joint ventures and associates	1,834	3,150
1,751	326	440	Interest and other income/(expenses)[2]	2,379	1,042
70,410	66,443	72,462	Total revenue and other income/(expenses)	207,006	222,222
45,145	44,099	48,225	Purchases	135,093	144,509
5,609	4,909	6,138	Production and manufacturing expenses	16,068	17,541
3,258	3,077	3,139	Selling, distribution and administrative expenses	9,175	9,208
409	278	294	Research and development	872	768
175	360	305	Exploration	745	1,551
6,607	6,670	5,916	Depreciation, depletion and amortisation[2]	18,718	19,352
1,284	1,075	1,174	Interest expense	3,478	3,573
62,486	60,468	65,190	Total expenditure	184,148	196,502
7,924	5,975	7,270	Income/(loss) before taxation	22,858	25,717
2,504	2,332	2,879	Taxation charge/(credit)[2]	8,918	10,237
5,420	3,644	4,391	Income/(loss) for the period	13,940	15,480
98	43	100	Income/(loss) attributable to non-controlling interest	236	314
5,322	3,601	4,291	Income/(loss) attributable to Shell plc shareholders	13,703	15,166
0.91	0.61	0.69	Basic earnings per share ($)[3]	2.31	2.39
0.90	0.60	0.68	Diluted earnings per share ($)[3]	2.28	2.36
1.    See Note 2 “Segment information”.
2.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
3    See Note 3 “Earnings per share”.
Shell plc            Unaudited Condensed Interim Financial Report            16

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Nine months
Q3 2025	Q2 2025	Q3 2024		2025	2024
5,420	3,644	4,391	Income/(loss) for the period	13,940	15,480
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
(268)	4,127	2,947	– Currency translation differences[1]	5,569	1,651
10	7	35	– Debt instruments remeasurements	23	16
(86)	(109)	(75)	– Cash flow hedging gains/(losses)	(221)	(7)
11	5	(2)	– Deferred cost of hedging	(26)	(22)
(18)	113	35	– Share of other comprehensive income/(loss) of joint ventures and associates	169	(27)
(351)	4,143	2,940	Total	5,515	1,610
			Items that are not reclassified to income in later periods:
(4,628)	158	419	– Retirement benefits remeasurements[1]	(4,163)	1,169
(31)	(8)	80	– Equity instruments remeasurements	(55)	77
—	(23)	(53)	– Share of other comprehensive income/(loss) of joint ventures and associates	(59)	1
(4,659)	128	446	Total	(4,277)	1,247
(5,010)	4,270	3,386	Other comprehensive income/(loss) for the period	1,238	2,857
411	7,914	7,777	Comprehensive income/(loss) for the period	15,178	18,337
140	122	177	Comprehensive income/(loss) attributable to non-controlling interest	366	357
271	7,792	7,600	Comprehensive income/(loss) attributable to Shell plc shareholders	14,811	17,981
1.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.

Shell plc            Unaudited Condensed Interim Financial Report            17

CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	September 30, 2025	December 31, 2024
Assets
Non-current assets
Goodwill	16,034	16,032
Other intangible assets	9,546	9,480
Property, plant and equipment	183,907	185,219
Joint ventures and associates	23,729	23,445
Investments in securities	1,592	2,255
Deferred tax[1]	8,088	6,857
Retirement benefits[1]	5,527	10,003
Trade and other receivables	7,472	6,018
Derivative financial instruments[2]	665	374
	256,562	259,683
Current assets
Inventories	22,913	23,426
Trade and other receivables	45,287	45,860
Derivative financial instruments[2]	9,103	9,673
Cash and cash equivalents	33,053	39,110
	110,357	118,069
Assets classified as held for sale[1]	10,819	9,857
	121,176	127,926
Total assets	377,738	387,609
Liabilities
Non-current liabilities
Debt	63,955	65,448
Trade and other payables	4,671	3,290
Derivative financial instruments[2]	885	2,185
Deferred tax[1]	11,955	13,505
Retirement benefits[1]	7,632	6,752
Decommissioning and other provisions	21,197	21,227
	110,296	112,407
Current liabilities
Debt	10,022	11,630
Trade and other payables	56,816	60,693
Derivative financial instruments[2]	5,924	7,391
Income taxes payable	3,447	4,648
Decommissioning and other provisions	5,657	4,469
	81,865	88,831
Liabilities directly associated with assets classified as held for sale[1]	7,755	6,203
	89,620	95,034
Total liabilities	199,916	207,441
Equity attributable to Shell plc shareholders	175,823	178,307
Non-controlling interest	1,999	1,861
Total equity	177,822	180,168
Total liabilities and equity	377,738	387,609
1.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
2. See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.

Shell plc            Unaudited Condensed Interim Financial Report            18

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2025	510	(803)	19,766	158,834	178,307	1,861	180,168
Comprehensive income/(loss) for the period	—	—	1,108	13,703	14,811	366	15,178
Transfer from other comprehensive income	—	—	19	(19)	—	—	—
Dividends³	—	—	—	(6,405)	(6,405)	(119)	(6,524)
Repurchases of shares[4]	(25)	—	25	(10,556)	(10,556)	—	(10,556)
Share-based compensation	—	360	(293)	(419)	(352)	—	(352)
Other changes	—	—	—	22	22	(109)	(87)
At September 30, 2025	485	(444)	20,625	155,157	175,823	1,999	177,822
At January 1, 2024	544	(997)	21,145	165,915	186,607	1,755	188,362
Comprehensive income/(loss) for the period	—	—	2,815	15,166	17,981	357	18,337
Transfer from other comprehensive income	—	—	166	(166)	—	—	—
Dividends[3]	—	—	—	(6,556)	(6,556)	(242)	(6,798)
Repurchases of shares[4]	(25)	—	25	(10,536)	(10,536)	—	(10,536)
Share-based compensation	—	542	(24)	(400)	119	—	119
Other changes	—	—	—	60	60	(5)	55
At September 30, 2024	519	(456)	24,127	163,482	187,673	1,865	189,538
1.    See Note 4 “Share capital”.
2.    See Note 5 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.
4.     Includes shares committed to repurchase under an irrevocable contract and repurchases subject to settlement at the end of the quarter.

Shell plc            Unaudited Condensed Interim Financial Report            19

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Nine months
Q3 2025	Q2 2025	Q3 2024		2025	2024
7,924	5,975	7,270	Income before taxation for the period	22,858	25,717
			Adjustment for:
822	515	554	– Interest expense (net)	1,973	1,749
6,607	6,670	5,916	– Depreciation, depletion and amortisation[1]	18,718	19,352
49	206	150	– Exploration well write-offs	283	973
(1,068)	(128)	154	– Net (gains)/losses on sale and revaluation of non-current assets and businesses	(1,069)	—
(507)	(712)	(933)	– Share of (profit)/loss of joint ventures and associates	(1,834)	(3,150)
700	2,361	860	– Dividends received from joint ventures and associates	3,584	2,390
352	(27)	2,705	– (Increase)/decrease in inventories	1,178	1,143
569	3,635	4,057	– (Increase)/decrease in current receivables	1,594	5,827
(949)	(3,994)	(4,096)	– Increase/(decrease) in current payables	(5,850)	(7,314)
(153)	626	735	– Derivative financial instruments	229	2,373
(61)	(17)	125	– Retirement benefits	(179)	(267)
515	(425)	359	– Decommissioning and other provisions	(391)	(572)
74	684	(144)	– Other	1,328	2,392
(2,668)	(3,432)	(3,028)	Tax paid	(8,999)	(9,092)
12,207	11,937	14,684	Cash flow from operating activities	33,425	41,522
(4,557)	(5,393)	(4,690)	Capital expenditure	(13,698)	(13,114)
(342)	(406)	(222)	Investments in joint ventures and associates	(1,161)	(983)
(8)	(17)	(38)	Investments in equity securities	(40)	(63)
(4,907)	(5,817)	(4,950)	Cash capital expenditure	(14,899)	(14,161)
747	(57)	94	Proceeds from sale of property, plant and equipment and businesses	1,249	1,128
1,023	1	94	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	1,057	284
2	19	6	Proceeds from sale of equity securities	27	576
468	508	593	Interest received	1,484	1,818
903	360	1,074	Other investing cash inflows[1]	1,768	2,814
(494)	(420)	(769)	Other investing cash outflows	(2,308)	(3,183)
(2,257)	(5,406)	(3,857)	Cash flow from investing activities	(11,622)	(10,723)
(72)	(208)	(89)	Net increase/(decrease) in debt with maturity period within three months	(200)	(375)
			Other debt:
176	180	78	– New borrowings	495	377
(2,801)	(4,075)	(1,322)	– Repayments	(9,390)	(7,008)
(848)	(1,212)	(979)	Interest paid	(2,907)	(3,177)
(61)	896	652	Derivative financial instruments	1,161	239
7	—	—	Change in non-controlling interest	(17)	(5)
			Cash dividends paid to:
(2,103)	(2,122)	(2,167)	– Shell plc shareholders	(6,403)	(6,554)
(6)	(27)	(92)	– Non-controlling interest	(119)	(242)
(3,610)	(3,533)	(3,537)	Repurchases of shares	(10,454)	(10,319)
(155)	(5)	6	Shares held in trust: net sales/(purchases) and dividends received	(927)	(480)
(9,473)	(10,106)	(7,452)	Cash flow from financing activities	(28,762)	(27,545)
(106)	655	729	Effects of exchange rate changes on cash and cash equivalents	902	224
371	(2,919)	4,105	Increase/(decrease) in cash and cash equivalents	(6,057)	3,478
32,682	35,601	38,148	Cash and cash equivalents at beginning of period	39,110	38,774
33,053	32,682	42,252	Cash and cash equivalents at end of period	33,053	42,252
1. See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
Shell plc            Unaudited Condensed Interim Financial Report            20

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Interim Financial Statements of Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and adopted by the UK, and on the basis of the same accounting principles as those used in the Company's Annual Report and Accounts (pages 240 to 312) for the year ended December 31, 2024, as filed with the Registrar of Companies for England and Wales and as filed with the Autoriteit Financiële Markten (the Netherlands) and Amendment No. 1 to Form 20-F ("Form 20-F/A") (pages 10 to 83) for the year ended December 31, 2024, as filed with the US Securities and Exchange Commission, and should be read in conjunction with these filings.
The financial information presented in the unaudited Condensed Consolidated Interim Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2024, were published in Shell's Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales. The auditor's report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.
Key accounting considerations, significant judgements and estimates
Future commodity price assumptions, which represent a significant estimate, were changed in the second quarter 2025 (See Note 7). These remained unchanged in the third quarter 2025. Noting continued volatility in markets, price assumptions remain under review.

The discount rates applied for impairment testing and the discount rate applied to provisions are reviewed on a regular basis. Both discount rates applied in the first nine months 2025 remain unchanged compared with 2024.

2.    Segment information
With effect from January 1, 2025, segment earnings are presented on an Adjusted Earnings basis (Adjusted Earnings), which is the earnings measure used by the Chief Executive Officer, who serves as the Chief Operating Decision Maker, for the purposes of making decisions about allocating resources and assessing performance. This aligns with Shell's focus on performance, discipline and simplification.
The Adjusted Earnings measure is presented on a current cost of supplies (CCS) basis and aims to facilitate a comparative understanding of Shell's financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. Identified items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell's financial results from period to period.
The segment earnings measure used until December 31, 2024 was CCS earnings. The difference between CCS earnings and Adjusted Earnings are the identified items. Comparative periods are presented below on an Adjusted Earnings basis.

Shell plc            Unaudited Condensed Interim Financial Report            21

ADJUSTED EARNINGS BY SEGMENT

Q3 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							5,322
Income/(loss) attributable to non-controlling interest							98
Income/(loss) for the period	2,355	1,707	576	1,074	110	(402)	5,420
Add: Current cost of supplies adjustment before taxation			(25)	53			28
Add: Tax on current cost of supplies adjustment			6	(12)			(6)
Less: Identified items before taxation	215	(60)	(988)	720	(8)	(13)	(133)
Less: Tax on identified items	(2)	(37)	230	(156)	26	(7)	53
Adjusted Earnings	2,143	1,804	1,316	550	92	(383)	5,523
Adjusted Earnings attributable to Shell plc shareholders							5,432
Adjusted Earnings attributable to non-controlling interest							91

Q2 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							3,601
Income/(loss) attributable to non-controlling interest							43
Income/(loss) for the period	1,838	2,008	766	(174)	(254)	(539)	3,644
Add: Current cost of supplies adjustment before taxation			104	333			436
Add: Tax on current cost of supplies adjustment			(24)	(91)			(115)
Less: Identified items before taxation	(102)	271	(460)	(64)	(300)	(63)	(717)
Less: Tax on identified items	203	5	106	13	55	(14)	369
Adjusted Earnings	1,737	1,732	1,199	118	(9)	(463)	4,314
Adjusted Earnings attributable to Shell plc shareholders							4,264
Adjusted Earnings attributable to non-controlling interest							50

Shell plc            Unaudited Condensed Interim Financial Report            22

Q3 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							4,291
Income/(loss) attributable to non-controlling interest							100
Income/(loss) for the period	2,631	2,289	507	91	(481)	(647)	4,391
Add: Current cost of supplies adjustment before taxation			334	331			665
Add: Tax on current cost of supplies adjustment			(81)	(81)			(162)
Less: Identified items before taxation	(327)	(348)	(526)	(165)	(430)	7	(1,789)
Less: Tax on identified items	87	195	104	43	111	(10)	530
Adjusted Earnings	2,871	2,443	1,182	463	(162)	(643)	6,153
Adjusted Earnings attributable to Shell plc shareholders							6,028
Adjusted Earnings attributable to non-controlling interest							126

Nine months 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							13,703
Income/(loss) attributable to non-controlling interest							236
Income/(loss) for the period	6,982	5,795	2,155	822	(391)	(1,424)	13,940
Add: Current cost of supplies adjustment before taxation			131	318			449
Add: Tax on current cost of supplies adjustment			(32)	(91)			(122)
Less: Identified items before taxation	461	332	(1,493)	(22)	(567)	(72)	(1,361)
Less: Tax on identified items	158	(410)	332	(45)	135	(50)	120
Adjusted Earnings	6,363	5,873	3,416	1,117	41	(1,302)	15,507
Adjusted Earnings attributable to Shell plc shareholders							15,273
Adjusted Earnings attributable to non-controlling interest							235
Shell plc            Unaudited Condensed Interim Financial Report            23

Nine months 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							15,166
Income/(loss) attributable to non-controlling interest							314
Income/(loss) for the period	7,846	6,741	1,606	1,946	(3)	(2,656)	15,480
Add: Current cost of supplies adjustment before taxation			256	182			438
Add: Tax on current cost of supplies adjustment			(70)	(44)			(114)
Less: Identified items before taxation	(1,663)	(609)	(1,649)	(1,073)	238	(1,104)	(5,859)
Less: Tax on identified items	284	638	394	(5)	(55)	35	1,290
Adjusted Earnings	9,225	6,712	3,046	3,163	(186)	(1,588)	20,373
Adjusted Earnings attributable to Shell plc shareholders							20,055
Adjusted Earnings attributable to non-controlling interest							318

CASH CAPITAL EXPENDITURE BY SEGMENT
Cash capital expenditure is a measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

Q3 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	1,002	1,947	481	769	325	32	4,557
Add: Investments in joint ventures and associates	167	(62)	8	44	184	2	342
Add: Investments in equity securities	—	—	—	—	9	—	8
Cash capital expenditure	1,169	1,885	489	813	517	34	4,907

Q2 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	988	2,774	427	704	468	32	5,393
Add: Investments in joint ventures and associates	209	52	1	71	72	1	406
Add: Investments in equity securities	—	—	—	—	16	2	17
Cash capital expenditure	1,196	2,826	429	775	555	36	5,817

Shell plc            Unaudited Condensed Interim Financial Report            24

Q3 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	1,090	1,998	488	748	327	39	4,690
Add: Investments in joint ventures and associates	147	(37)	37	13	59	3	222
Add: Investments in equity securities	—	12	—	—	23	3	38
Cash capital expenditure	1,236	1,974	525	761	409	45	4,950

Nine months 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	2,932	6,448	1,160	1,924	1,151	81	13,698
Add: Investments in joint ventures and associates	550	186	13	122	286	5	1,161
Add: Investments in equity securities	—	—	—	—	38	2	40
Cash capital expenditure	3,482	6,634	1,173	2,046	1,475	88	14,899

Nine months 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	2,971	5,533	1,559	1,822	1,124	104	13,114
Add: Investments in joint ventures and associates	457	268	75	76	103	5	983
Add: Investments in equity securities	—	12	—	—	45	6	63
Cash capital expenditure	3,429	5,813	1,634	1,898	1,272	114	14,161

REVENUE BY SEGMENT

Third-party revenue includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives.

Q3 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	9,736	844	29,648	19,418	8,500	6	68,153
Inter-segment	2,397	9,313	1,796	9,774	1,162	—	24,442

Q2 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	9,576	1,193	28,241	18,388	7,996	12	65,406
Inter-segment	2,412	8,502	2,177	8,775	835	—	22,701

Shell plc            Unaudited Condensed Interim Financial Report            25

Q3 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	9,748	1,605	30,519	22,608	6,599	10	71,089
Inter-segment	2,131	9,618	1,235	9,564	1,131	—	23,679

Nine months 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	28,915	3,546	84,973	59,417	25,913	30	202,793
Inter-segment	7,484	27,669	5,822	26,804	3,161	—	70,940

Nine months 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	27,996	4,954	92,564	70,926	21,558	33	218,031
Inter-segment	6,691	30,008	3,953	29,725	3,093	—	73,470

Shell plc            Unaudited Condensed Interim Financial Report            26

Identified items
The objective of identified items is to remove material impacts on net income/loss arising from transactions which are generally uncontrollable and unusual (infrequent or non-recurring) in nature or giving rise to a mismatch between accounting and economic results, or certain transactions that are generally excluded from underlying results in the industry.

Identified items comprise: divestment gains and losses, impairments and impairment reversals, redundancy and restructuring, fair value accounting of commodity derivatives and certain gas contracts that gives rise to a mismatch between accounting and economic results, the impact of exchange rate movements and inflationary adjustments on certain deferred tax balances, and other items.

Q3 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	31	7	26	917	149	—	1,130
Impairment reversals/(impairments)	(36)	(3)	(730)	(144)	(13)	(2)	(930)
Redundancy and restructuring	(29)	(5)	(36)	(36)	(18)	(10)	(134)
Fair value accounting of commodity derivatives and certain gas contracts[1]	147	(4)	(24)	(22)	(121)	—	(23)
Other[2]	101	(55)	(224)	5	(4)	—	(176)
Total identified items included in Income/(loss) before taxation	215	(60)	(988)	720	(8)	(13)	(133)
Total identified items included in Taxation (charge)/credit	(2)	(37)	230	(156)	26	(7)	53
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	32	16	32	710	134	—	923
Impairment reversals/(impairments)	(32)	6	(579)	(107)	(11)	(2)	(724)
Redundancy and restructuring	(21)	(3)	(27)	(28)	(14)	(7)	(100)
Fair value accounting of commodity derivatives and certain gas contracts[1]	129	(1)	(26)	(14)	(87)	—	—
Impact of exchange rate movements and inflationary adjustments on tax balances[3]	5	(59)	—	—	—	(11)	(65)
Other[2]	99	(55)	(159)	4	(4)	—	(115)
Impact on Income/(loss) for the period	212	(97)	(759)	564	18	(20)	(81)
Impact on Income/(loss) attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Income/(loss) attributable to Shell plc shareholders	212	(97)	(759)	564	18	(20)	(81)
1.Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
2.Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.
3.Impact of exchange rate movements and inflationary adjustments on tax balances represents the impact on tax balances of exchange rate movements and inflationary adjustments arising on: (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as recognised tax losses (this primarily impacts the Integrated Gas and Upstream segments); and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).
Shell plc            Unaudited Condensed Interim Financial Report            27

Q2 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	63	344	(56)	(9)	119	(4)	457
Impairment reversals/(impairments)	(672)	(3)	(370)	(78)	(138)	—	(1,261)
Redundancy and restructuring	(7)	(6)	(57)	(37)	(1)	(12)	(119)
Fair value accounting of commodity derivatives and certain gas contracts[1]	514	1	23	61	(280)	—	319
Other[1]	—	(65)	—	(1)	—	(47)	(113)
Total identified items included in Income/(loss) before taxation	(102)	271	(460)	(64)	(300)	(63)	(717)
Total identified items included in Taxation (charge)/credit	203	5	106	13	55	(14)	369
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	54	350	(44)	(7)	108	(3)	458
Impairment reversals/(impairments)	(423)	(2)	(285)	(62)	(136)	—	(908)
Redundancy and restructuring	(4)	(2)	(44)	(29)	—	(8)	(88)
Fair value accounting of commodity derivatives and certain gas contracts[1]	454	—	19	49	(217)	—	307
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	20	22	—	—	—	(19)	23
Other[1]	—	(92)	—	(1)	—	(47)	(139)
Impact on Income/(loss) for the period	101	276	(354)	(51)	(245)	(77)	(348)
Impact on Income/(loss) attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Income/(loss) attributable to Shell plc shareholders	101	276	(354)	(51)	(245)	(77)	(348)
1.For a detailed description, see the corresponding footnotes to the Q3 2025 identified items table above.
Shell plc            Unaudited Condensed Interim Financial Report            28

Q3 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	1	(2)	(110)	(19)	(20)	(3)	(154)
Impairment reversals/(impairments)	(6)	(3)	(195)	(120)	(14)	—	(338)
Redundancy and restructuring	(69)	(189)	(136)	(141)	(26)	10	(552)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(252)	(13)	(78)	126	(385)	—	(602)
Other[1]	—	(141)	(8)	(11)	16	—	(143)
Total identified items included in Income/(loss) before taxation	(327)	(348)	(526)	(165)	(430)	7	(1,789)
Total identified items included in Taxation (charge)/credit	87	195	104	43	111	(10)	530
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	1	(6)	(84)	(15)	(23)	(2)	(129)
Impairment reversals/(impairments)	(4)	(2)	(179)	(92)	(10)	—	(288)
Redundancy and restructuring	(48)	(138)	(98)	(101)	(19)	7	(397)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(213)	(3)	(56)	95	(279)	—	(456)
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	24	104	—	—	—	(8)	120
Other[1]	—	(108)	(6)	(8)	12	—	(110)
Impact on Income/(loss) for the period	(240)	(153)	(422)	(122)	(319)	(3)	(1,259)
Impact on Income/(loss) attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Income/(loss) attributable to Shell plc shareholders	(240)	(153)	(422)	(122)	(319)	(3)	(1,259)
1.For a detailed description, see the corresponding footnotes to the Q3 2025 identified items table above.

Shell plc            Unaudited Condensed Interim Financial Report            29

Nine months 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	94	505	(87)	893	81	(4)	1,481
Impairment reversals/(impairments)	(708)	(27)	(1,090)	(515)	(189)	(2)	(2,532)
Redundancy and restructuring	(37)	(26)	(103)	(85)	(28)	(19)	(298)
Fair value accounting of commodity derivatives and certain gas contracts[1]	1,081	(4)	11	(218)	(381)	—	489
Other[1]	32	(116)	(224)	(97)	(50)	(47)	(501)
Total identified items included in Income/(loss) before taxation	461	332	(1,493)	(22)	(567)	(72)	(1,361)
Total identified items included in Taxation (charge)/credit	158	(410)	332	(45)	135	(50)	120
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	85	373	(73)	691	99	(3)	1,173
Impairment reversals/(impairments)	(455)	(11)	(857)	(447)	(177)	(2)	(1,949)
Redundancy and restructuring	(26)	(10)	(72)	(70)	(21)	(13)	(212)
Fair value accounting of commodity derivatives and certain gas contracts[1]	946	(1)	1	(168)	(284)	—	494
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	29	95	—	—	—	(58)	66
Other[1]	40	(524)	(159)	(74)	(49)	(47)	(812)
Impact on Income/(loss) for the period	619	(78)	(1,161)	(67)	(432)	(122)	(1,240)
Impact on Income/(loss) attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Income/(loss) attributable to Shell plc shareholders	619	(78)	(1,161)	(67)	(432)	(122)	(1,240)
1.For a detailed description, see the corresponding footnotes to the Q3 2025 identified items table above.

Shell plc            Unaudited Condensed Interim Financial Report            30

Nine months 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	—	155	(185)	(35)	68	(3)	—
Impairment reversals/(impairments)	(32)	(179)	(1,254)	(917)	(116)	—	(2,498)
Redundancy and restructuring	(79)	(258)	(226)	(190)	(86)	3	(837)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(1,421)	(44)	(9)	(79)	332	—	(1,221)
Other[1,2]	(129)	(284)	25	148	39	(1,103)	(1,304)
Total identified items included in Income/(loss) before taxation	(1,663)	(609)	(1,649)	(1,073)	238	(1,104)	(5,859)
Total identified items included in Taxation (charge)/credit	284	638	394	(5)	(55)	35	1,290
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	—	118	(140)	(28)	54	(2)	2
Impairment reversals/(impairments)	(24)	(171)	(965)	(952)	(89)	—	(2,201)
Redundancy and restructuring	(55)	(179)	(163)	(139)	(63)	2	(597)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(1,198)	(11)	(6)	(69)	250	—	(1,032)
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	8	512	—	—	—	53	573
Other[1,2]	(110)	(240)	19	110	30	(1,122)	(1,313)
Impact on Income/(loss) for the period	(1,379)	28	(1,255)	(1,078)	183	(1,069)	(4,569)
Impact on Income/(loss) attributable to non-controlling interest	—	—	—	18	—	—	18
Impact on Income/(loss) attributable to Shell plc shareholders	(1,379)	28	(1,255)	(1,096)	183	(1,069)	(4,587)
1.For a detailed description, see the corresponding footnotes to the Q3 2025 identified items table above.
2.Corporate includes reclassifications from equity to profit and loss of cumulative currency translation differences related to funding structures resulting in unfavourable movements of $1,122 million. These currency translation differences were previously recognised in other comprehensive income and accumulated in equity as part of accumulated other comprehensive income.
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit/(loss) of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items included in Income/(loss) before taxation in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income.
3.    Earnings per share
EARNINGS PER SHARE

Quarters				Nine months
Q3 2025	Q2 2025	Q3 2024		2025	2024
5,322	3,601	4,291	Income/(loss) attributable to Shell plc shareholders ($ million)	13,703	15,166

			Weighted average number of shares used as the basis for determining:
5,845.8	5,947.9	6,256.5	Basic earnings per share (million)	5,941.7	6,350.3
5,906.0	6,004.7	6,320.9	Diluted earnings per share (million)	5,998.8	6,414.0

Shell plc            Unaudited Condensed Interim Financial Report            31

4.    Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH

	Number of shares	Nominal value ($ million)
At January 1, 2025	6,115,031,158	510
Repurchases of shares	(303,598,711)	(25)
At September 30, 2025	5,811,432,447	485
At January 1, 2024	6,524,109,049	544
Repurchases of shares	(299,830,201)	(25)
At September 30, 2024	6,224,278,848	519
At Shell plc’s Annual General Meeting on May 20, 2025, the Board was authorised to allot ordinary shares in Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Shell plc, up to an aggregate nominal amount of approximately €140 million (representing approximately 2,007 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 19, 2026, or the end of the Annual General Meeting to be held in 2026, unless previously renewed, revoked or varied by Shell plc in a general meeting.
5.    Other reserves
OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2025	37,298	154	270	1,417	(19,373)	19,766
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	1,108	1,108
Transfer from other comprehensive income	—	—	—	—	19	19
Repurchases of shares	—	—	25	—	—	25
Share-based compensation	—	—	—	(293)	—	(293)
At September 30, 2025	37,298	154	296	1,124	(18,246)	20,625
At January 1, 2024	37,298	154	236	1,308	(17,851)	21,145
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	2,815	2,815
Transfer from other comprehensive income	—	—	—	—	166	166
Repurchases of shares	—	—	25	—	—	25
Share-based compensation	—	—	—	(24)	—	(24)
At September 30, 2024	37,298	154	261	1,284	(14,870)	24,127
The merger reserve and share premium reserve were established as a consequence of Shell plc (formerly Royal Dutch Shell plc) becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
6.    Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2024, presented in the Annual Report and Accounts and Form 20-F/A for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at September 30, 2025, are consistent with those used in the year ended December 31, 2024, though the carrying amounts of derivative financial instruments have changed since that date. The movement of the derivative financial instruments between December 31, 2024 and September 30, 2025, is a decrease of $570 million for the current assets and a decrease of $1,467 million for the current liabilities.
Shell plc            Unaudited Condensed Interim Financial Report            32

The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.
DEBT EXCLUDING LEASE LIABILITIES

$ million
	September 30, 2025	December 31, 2024
Carrying amount[1]	45,406	48,376
Fair value[2]	42,214	44,119
1.    Shell issued no debt under the US shelf or under the Euro medium-term note programmes since November 2021 and September 2020, respectively. During the third quarter 2025 the Company regained access to its US shelf programme.
2.     Mainly determined from the prices quoted for these securities.

7. Other notes to the unaudited Condensed Consolidated Interim Financial Statements
Consolidated Statement of Income

Interest and other income

Quarters			$ million	Nine months
Q3 2025	Q2 2025	Q3 2024		2025	2024
1,751	326	440	Interest and other income/(expenses)	2,379	1,042
			Of which:
468	559	619	Interest income	1,508	1,824
16	44	4	Dividend income (from investments in equity securities)	61	58
1,068	128	(154)	Net gains/(losses) on sales and revaluation of non-current assets and businesses	1,069	—
82	(447)	(189)	Net foreign exchange gains/(losses) on financing activities	(503)	(1,292)
117	42	159	Other	245	452

Net gains/(losses) on sales and revaluation of non-current assets and businesses in the third quarter 2025 principally relates to the sale of Shell's 16.125% interest in Colonial Enterprises, Inc.

Depreciation, depletion and amortisation

Quarters			$ million	Nine months
Q3 2025	Q2 2025	Q3 2024		2025	2024
6,607	6,670	5,916	Depreciation, depletion and amortisation	18,718	19,352
			Of which:
5,823	5,463	5,578	Depreciation	16,417	16,874
787	1,238	340	Impairments	2,336	2,706
(3)	(31)	(2)	Impairment reversals	(35)	(228)

Impairments recognised in the third quarter 2025 of $787 million pre-tax ($580 million post-tax) mainly relate to Marketing ($588 million) and Chemicals and Products ($144 million). The impairment in Marketing was principally triggered by the decision not to restart construction of the planned biofuels facility at the Shell Energy and Chemicals Park in Rotterdam.

Impairments recognised in the second quarter 2025 of $1,238 million pre-tax ($877 million post-tax) principally relate to Integrated Gas ($666 million) and Marketing ($399 million). Impairments recognised in Integrated Gas were triggered by lower commodity prices applied in impairment testing.
Impairments recognised in the third quarter 2024 of $340 million pre-tax ($290 million post-tax) mainly relate to various assets in Marketing and Chemicals and Products.
Shell plc            Unaudited Condensed Interim Financial Report            33

Taxation charge/credit

Quarters			$ million	Nine months
Q3 2025	Q2 2025	Q3 2024		2025	2024
2,504	2,332	2,879	Taxation charge/(credit)	8,918	10,237
			Of which:
2,397	2,277	2,834	Income tax excluding Pillar Two income tax	8,699	10,026
106	55	45	Income tax related to Pillar Two income tax	220	212
As required by IAS 12 Income Taxes, Shell has applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Consolidated Statement of Comprehensive Income
Currency translation differences

Quarters			$ million	Nine months
Q3 2025	Q2 2025	Q3 2024		2025	2024
(268)	4,127	2,947	Currency translation differences	5,569	1,651
			Of which:
(234)	4,117	2,912	Recognised in Other comprehensive income	5,501	524
(33)	9	35	(Gain)/loss reclassified to profit or loss	68	1,127
Retirement benefits remeasurements

Quarters			$ million	Nine months
Q3 2025	Q2 2025	Q3 2024		2025	2024
(4,628)	158	419	Retirement benefits remeasurements	(4,163)	1,169
Retirement benefits remeasurements in the third quarter 2025 principally relate to recognition of an adjustment to reduce the Dutch pension fund surplus and recognising a minimum funding liability (see Retirement benefits below).

Condensed Consolidated Balance Sheet
Deferred tax

$ million
	September 30, 2025	December 31, 2024
Non-current assets
Deferred tax	8,088	6,857
Non-current liabilities
Deferred tax	11,955	13,505
Net deferred liability	(3,867)	(6,648)
The presentation in the balance sheet takes into consideration the offsetting of deferred tax assets and deferred tax liabilities within the same tax jurisdiction, where this is permitted. The overall deferred tax position in a particular tax jurisdiction determines whether a deferred tax balance related to that jurisdiction is presented within deferred tax assets or deferred tax liabilities.
Shell's net deferred tax position was a liability of $3,867 million at September 30, 2025 (December 31, 2024: $6,648 million). The net decrease in the net deferred tax liability is mainly driven by retirement benefits remeasurements in the third quarter 2025 (see Retirement benefits below) and various other smaller items.

Shell plc            Unaudited Condensed Interim Financial Report            34

Retirement benefits

$ million
	September 30, 2025	December 31, 2024
Non-current assets
Retirement benefits	5,527	10,003
Non-current liabilities
Retirement benefits	7,632	6,752
Surplus/(deficit)	(2,105)	3,251
On July 1, 2023, new pension legislation ("Wet Toekomst Pensioenen" (WTP)) came into effect in the Netherlands, with an expected implementation required prior to January 1, 2028. In July 2025, the Trustee Board of the Stichting Shell Pensioen Fonds (“SSPF”), Shell's defined benefit pension fund in the Netherlands, formally accepted the transition plan to transition from a defined benefit pension fund to a defined contribution plan with effect from January 1, 2027, subject to the local funding level of the plan remaining above an agreed level (125%) during a predetermined transition period.

In accordance with asset ceiling principles, in July 2025, Shell recognised an adjustment to reduce the pension fund surplus of $5,521 million to nil, and recognised a liability for a minimum funding requirement estimated at $750 million, resulting in a loss in Other comprehensive income. In addition, a net deferred tax liability (see Deferred tax above) of $1,617 million was unwound, leading to an overall net post-tax loss of $4,654 million recognised in Other comprehensive income (see Retirement benefits remeasurements above). The asset ceiling recognised will continue to be monitored and remeasured in accordance with IAS 19 Employee Benefits.

Subsequently, at the date of transition and settlement (expected December 31, 2026), the surplus at that date will be de-recognised, resulting in an identified loss in the Consolidated Statement of Income. The extent to which the funding level will meet the agreed 125% threshold is subject to uncertainty.

Assets classified as held for sale

$ million
	September 30, 2025	December 31, 2024
Assets classified as held for sale	10,819	9,857
Liabilities directly associated with assets classified as held for sale	7,755	6,203
Assets classified as held for sale and associated liabilities at September 30, 2025, principally relate to Shell's UK offshore oil and gas assets in Upstream and mining interests in Canada in Chemicals and Products. Upon completion of the sale, Shell's UK offshore assets will be derecognised in exchange for a 50% interest in a newly formed joint venture.
The major classes of assets and liabilities classified as held for sale at September 30, 2025, are Property, plant and equipment ($9,977 million; December 31, 2024: $8,283 million), Deferred tax liabilities ($3,428 million; December 31, 2024: $2,042 million) and Decommissioning and other provisions ($3,159 million; December 31, 2024: $3,053 million).
Consolidated Statement of Cash Flows
Other investing cash inflows

Quarters			$ million	Nine months
Q3 2025	Q2 2025	Q3 2024		2025	2024
903	360	1,074	Other investing cash inflows	1,768	2,814
Cash flow from investing activities - Other investing cash inflows for the third quarter 2025 mainly relates to the sale of pension-related debt securities and repayments of short-term loans.
8.     Reconciliation of Operating expenses and Total Debt
RECONCILIATION OF OPERATING EXPENSES
Shell plc            Unaudited Condensed Interim Financial Report            35

Quarters			$ million	Nine months
Q3 2025	Q2 2025	Q3 2024		2025	2024
5,609	4,909	6,138	Production and manufacturing expenses	16,068	17,541
3,258	3,077	3,139	Selling, distribution and administrative expenses	9,175	9,208
409	278	294	Research and development	872	768
9,275	8,265	9,570	Operating expenses	26,115	27,517
RECONCILIATION OF TOTAL DEBT

September 30, 2025	June 30, 2025	September 30, 2024		$ million	September 30, 2025	September 30, 2024
10,022	10,457	12,015	Current debt	Current debt	10,022	12,015
63,955	65,218	64,597	Non-current debt	Non-current debt	63,955	64,597
73,977	75,675	76,613	Total debt	Total debt	73,977	76,613
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ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A.Adjusted Earnings, Adjusted earnings before interest, taxes, depreciation and amortisation (“Adjusted EBITDA”) and Cash flow from operating activities
The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest when presenting the total Shell Group result but includes these items when presenting individual segment Adjusted Earnings as set out in the table below.
See Note 2 “Segment information” for the reconciliation of Adjusted Earnings.
We define “Adjusted EBITDA” as “Income/(loss) for the period” adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component. Management uses this measure to evaluate Shell's performance in the period and over time.

Q3 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							5,432
Add: Non-controlling interest							91
Adjusted Earnings plus non-controlling interest	2,143	1,804	1,316	550	92	(383)	5,523
Add: Taxation charge/(credit) excluding tax impact of identified items	511	1,901	433	254	41	(578)	2,562
Add: Depreciation, depletion and amortisation excluding impairments	1,579	2,675	588	881	94	6	5,823
Add: Exploration well write-offs	1	47	—	—	—	—	49
Add: Interest expense excluding identified items	55	175	15	8	2	1,029	1,283
Less: Interest income	32	45	12	26	6	346	468
Adjusted EBITDA	4,257	6,557	2,340	1,667	223	(272)	14,773
Less: Current cost of supplies adjustment before taxation			(25)	53			28
Joint ventures and associates (dividends received less profit)	92	(78)	56	(27)	(1)	—	42
Derivative financial instruments	83	(9)	(3)	(165)	(272)	230	(136)
Taxation paid	(796)	(1,611)	(111)	(20)	28	(158)	(2,668)
Other	202	16	(299)	543	(277)	68	252
(Increase)/decrease in working capital	(802)	(34)	(220)	143	960	(75)	(28)
Cash flow from operating activities	3,038	4,841	1,788	2,088	660	(208)	12,207

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Q2 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							4,264
Add: Non-controlling interest							50
Adjusted Earnings plus non-controlling interest	1,737	1,732	1,199	118	(9)	(463)	4,314
Add: Taxation charge/(credit) excluding tax impact of identified items	497	2,205	413	(103)	20	(217)	2,815
Add: Depreciation, depletion and amortisation excluding impairments	1,585	2,353	557	872	90	6	5,463
Add: Exploration well write-offs	3	203	—	—	—	—	206
Add: Interest expense excluding identified items	53	171	12	16	2	820	1,074
Less: Interest income	—	26	—	39	2	492	559
Adjusted EBITDA	3,875	6,638	2,181	864	102	(346)	13,313
Less: Current cost of supplies adjustment before taxation			104	333			436
Joint ventures and associates (dividends received less profit)	92	1,542	161	70	10	—	1,876
Derivative financial instruments	542	25	13	3	(66)	410	928
Taxation paid	(967)	(1,948)	(132)	(87)	(60)	(238)	(3,432)
Other	(265)	(413)	533	471	142	(395)	74
(Increase)/decrease in working capital	352	655	67	383	(128)	(1,715)	(386)
Cash flow from operating activities	3,629	6,500	2,718	1,372	1	(2,283)	11,937

Q3 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							6,028
Add: Non-controlling interest							126
Adjusted Earnings plus non-controlling interest	2,871	2,443	1,182	463	(162)	(643)	6,153
Add: Taxation charge/(credit) excluding tax impact of identified items	949	2,413	322	(73)	(1)	(39)	3,571
Add: Depreciation, depletion and amortisation excluding impairments	1,369	2,691	564	862	86	6	5,578
Add: Exploration well write-offs	2	148	—	—	—	—	150
Add: Interest expense excluding identified items	49	183	13	14	2	912	1,173
Less: Interest income	5	8	—	25	—	581	619
Adjusted EBITDA	5,234	7,871	2,081	1,240	(75)	(346)	16,005
Less: Current cost of supplies adjustment before taxation			334	331			665
Joint ventures and associates (dividends received less profit)	(146)	(90)	51	63	61	—	(62)
Derivative financial instruments	(373)	47	98	88	(106)	380	133
Taxation paid	(814)	(2,074)	(241)	23	(33)	112	(3,028)
Other	(32)	(406)	275	107	(75)	(234)	(365)
(Increase)/decrease in working capital	(247)	(78)	792	2,131	(136)	204	2,665
Cash flow from operating activities	3,623	5,268	2,722	3,321	(364)	115	14,684

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Nine months 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							15,273
Add: Non-controlling interest							235
Adjusted Earnings plus non-controlling interest	6,363	5,873	3,416	1,117	41	(1,302)	15,507
Add: Taxation charge/(credit) excluding tax impact of identified items	1,811	6,725	1,237	251	124	(986)	9,161
Add: Depreciation, depletion and amortisation excluding impairments	4,567	7,241	1,711	2,605	274	19	16,417
Add: Exploration well write-offs	4	279	—	—	—	—	283
Add: Interest expense excluding identified items	158	546	38	37	7	2,689	3,476
Less: Interest income	36	82	13	69	10	1,299	1,508
Adjusted EBITDA	12,867	20,582	6,389	3,941	436	(879)	43,336
Less: Current cost of supplies adjustment before taxation			131	318			449
Joint ventures and associates (dividends received less profit)	(102)	1,305	421	96	19	—	1,739
Derivative financial instruments	1,168	30	20	(669)	(507)	713	755
Taxation paid	(2,537)	(5,557)	(417)	(44)	20	(464)	(8,999)
Other	(130)	(783)	629	1,139	(151)	(584)	121
(Increase)/decrease in working capital	(1,137)	(292)	(497)	(555)	1,212	(1,809)	(3,077)
Cash flow from operating activities	10,129	15,286	6,414	3,591	1,028	(3,022)	33,425

Nine months 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							20,055
Add: Non-controlling interest							318
Adjusted Earnings plus non-controlling interest	9,225	6,712	3,046	3,163	(186)	(1,588)	20,373
Add: Taxation charge/(credit) excluding tax impact of identified items	2,885	7,247	1,039	562	(10)	(81)	11,642
Add: Depreciation, depletion and amortisation excluding impairments	4,154	8,169	1,647	2,599	287	18	16,874
Add: Exploration well write-offs	14	959	—	—	—	—	973
Add: Interest expense excluding identified items	136	518	35	54	4	2,737	3,485
Less: Interest income	5	17	1	69	(5)	1,736	1,824
Adjusted EBITDA	16,410	23,588	5,767	6,308	101	(650)	51,523
Less: Current cost of supplies adjustment before taxation			256	182			438
Joint ventures and associates (dividends received less profit)	(247)	(924)	89	165	138	—	(779)
Derivative financial instruments	(1,586)	53	66	(10)	2,479	152	1,153
Taxation paid	(2,320)	(5,832)	(432)	(182)	(415)	89	(9,092)
Other	(90)	(978)	612	(8)	75	(111)	(500)
(Increase)/decrease in working capital	352	827	153	(869)	570	(1,377)	(344)
Cash flow from operating activities	12,518	16,734	5,999	5,221	2,948	(1,898)	41,522
Identified items
The objective of identified items is to remove material impacts on net income/loss arising from transactions which are generally uncontrollable and unusual (infrequent or non-recurring) in nature or giving rise to a mismatch between accounting and economic results, or certain transactions that are generally excluded from underlying results in the industry.
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Identified items comprise: divestment gains and losses, impairments and impairment reversals, redundancy and restructuring, fair value accounting of commodity derivatives and certain gas contracts that gives rise to a mismatch between accounting and economic results, the impact of exchange rate movements and inflationary adjustments on certain deferred tax balances, and other items.
See Note 2 “Segment information” for details.
B.    Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see Reference A), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).
C.    Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash Flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.
See Note 2 “Segment information” for the reconciliation of cash capital expenditure.
D.    Capital employed and Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell’s utilisation of the capital that it employs.
The measure refers to Capital employed which consists of total equity, current debt, and non-current debt reduced by cash and cash equivalents.
In this calculation, the sum of Adjusted Earnings (see Reference A) plus non-controlling interest (NCI) excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense and after-tax interest income, is expressed as a percentage of the average capital employed excluding cash and cash equivalents for the same period.

$ million	Quarters
	Q3 2025	Q2 2025	Q3 2024
Current debt	12,015	10,849	10,119
Non-current debt	64,597	64,619	72,028
Total equity	189,538	187,190	192,943
Less: Cash and cash equivalents	(42,252)	(38,148)	(43,031)
Capital employed – opening	223,898	224,511	232,059
Current debt	10,022	10,457	12,015
Non-current debt	63,955	65,218	64,597
Total equity	177,822	183,088	189,538
Less: Cash and cash equivalents	(33,053)	(32,682)	(42,252)
Capital employed – closing	218,745	226,081	223,898
Capital employed – average	221,322	225,296	227,979
Shell plc            Unaudited Condensed Interim Financial Report            40

$ million	Quarters
	Q3 2025	Q2 2025	Q3 2024
Adjusted Earnings - current and previous three quarters (Reference A)	18,933	19,529	27,361
Add: Income/(loss) attributable to NCI - current and previous three quarters	349	351	376
Add: Current cost of supplies adjustment attributable to NCI - current and previous three quarters	(9)	25	56
Less: Identified items attributable to NCI (Reference A) - current and previous three quarters	—	—	7
Adjusted Earnings plus NCI excluding identified items - current and previous three quarters	19,274	19,904	27,787
Add: Interest expense after tax - current and previous three quarters	2,663	2,577	2,698
Less: Interest income after tax on cash and cash equivalents - current and previous three quarters	1,061	1,206	1,392
Adjusted Earnings plus NCI excluding identified items before interest expense and interest income - current and previous three quarters	20,876	21,274	29,093
Capital employed – average	221,322	225,296	227,979
ROACE on an Adjusted Earnings plus NCI basis	9.4%	9.4%	12.8%
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E.    Net debt and gearing
Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risk relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.
Gearing is a measure of Shell's capital structure and is defined as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity).

$ million
	September 30, 2025	June 30, 2025	September 30, 2024
Current debt	10,022	10,457	12,015
Non-current debt	63,955	65,218	64,597
Total debt	73,977	75,675	76,613
Of which: Lease liabilities	28,571	28,955	25,590
Add: Debt-related derivative financial instruments: net liability/(asset)	684	589	1,694
Add: Collateral on debt-related derivatives: net liability/(asset)	(403)	(366)	(821)
Less: Cash and cash equivalents	(33,053)	(32,682)	(42,252)
Net debt	41,204	43,216	35,234
Total equity	177,822	183,088	189,538
Total capital	219,026	226,304	224,772
Gearing	18.8%	19.1%	15.7%

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F.    Operating expenses and Underlying operating expenses
Operating expenses
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.

Q3 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	940	2,198	359	1,636	467	9	5,609
Selling, distribution and administrative expenses	25	(22)	2,541	418	165	130	3,258
Research and development	47	71	70	46	28	146	409
Operating expenses	1,012	2,247	2,970	2,100	660	285	9,275

Q2 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	899	1,940	179	1,459	431	—	4,909
Selling, distribution and administrative expenses	30	43	2,319	441	138	106	3,077
Research and development	36	71	49	38	23	61	278
Operating expenses	965	2,055	2,547	1,939	592	168	8,265

Q3 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	1,164	2,394	367	1,766	453	(6)	6,138
Selling, distribution and administrative expenses	(1)	(39)	2,408	453	209	110	3,139
Research and development	27	75	55	34	22	81	294
Operating expenses	1,190	2,430	2,830	2,253	684	185	9,570

Nine months 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	2,787	6,278	887	4,716	1,383	17	16,068
Selling, distribution and administrative expenses	92	63	6,912	1,302	457	348	9,175
Research and development	104	174	162	109	73	250	872
Operating expenses	2,984	6,515	7,961	6,127	1,913	615	26,115

Nine months 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	3,170	6,881	1,052	4,973	1,454	10	17,541
Selling, distribution and administrative expenses	125	80	6,891	1,166	646	300	9,208
Research and development	85	194	136	104	58	192	768
Operating expenses	3,380	7,156	8,079	6,243	2,158	501	27,517

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Underlying operating expenses
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.

Quarters			$ million	Nine months
Q3 2025	Q2 2025	Q3 2024		2025	2024
9,275	8,265	9,570	Operating expenses	26,115	27,517
(133)	(119)	(552)	Redundancy and restructuring (charges)/reversal	(296)	(834)
(145)	(1)	(154)	(Provisions)/reversal	(247)	(366)
1	—	—	Other	24	252
(277)	(120)	(706)	Total identified items	(518)	(948)
8,998	8,145	8,864	Underlying operating expenses	25,596	26,569

G.    Free cash flow and Organic free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.

Quarters			$ million	Nine months
Q3 2025	Q2 2025	Q3 2024		2025	2024
12,207	11,937	14,684	Cash flow from operating activities	33,425	41,522
(2,257)	(5,406)	(3,857)	Cash flow from investing activities	(11,622)	(10,723)
9,950	6,531	10,827	Free cash flow	21,803	30,799
1,773	(36)	194	Less: Divestment proceeds (Reference I)	2,333	1,988
—	98	—	Add: Tax paid on divestments (reported under "Other investing cash outflows")	143	—
85	792	—	Add: Cash outflows related to inorganic capital expenditure[1]	1,007	251
8,263	7,458	10,633	Organic free cash flow[2]	20,620	29,062
1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.
2.Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.

H.    Cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.
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Quarters			$ million	Nine months
Q3 2025	Q2 2025	Q3 2024		2025	2024
12,207	11,937	14,684	Cash flow from operating activities	33,425	41,522
352	(27)	2,705	(Increase)/decrease in inventories	1,178	1,143
569	3,635	4,057	(Increase)/decrease in current receivables	1,594	5,827
(949)	(3,994)	(4,096)	Increase/(decrease) in current payables	(5,850)	(7,314)
(28)	(386)	2,665	(Increase)/decrease in working capital	(3,077)	(344)
12,235	12,323	12,019	Cash flow from operating activities excluding working capital movements	36,502	41,867

I.    Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver free cash flow.

Quarters			$ million	Nine months
Q3 2025	Q2 2025	Q3 2024		2025	2024
747	(57)	94	Proceeds from sale of property, plant and equipment and businesses	1,249	1,128
1,023	1	94	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	1,057	284
2	19	6	Proceeds from sale of equity securities	27	576
1,773	(36)	194	Divestment proceeds	2,333	1,988
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CAUTIONARY STATEMENT
All amounts shown throughout this Unaudited Condensed Interim Financial Report are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this Unaudited Condensed Interim Financial Report may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Unaudited Condensed Interim Financial Report, “Shell”, “Shell Group” and “Group” are sometimes used for convenience to reference Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this Unaudited Condensed Interim Financial Report, refer to entities over which Shell plc either directly or indirectly has control. The terms “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
Forward-Looking statements
This Unaudited Condensed Interim Financial Report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; “aspire”; “aspiration”; ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; “desire”; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; “vision”; ‘‘will’’; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Unaudited Condensed Interim Financial Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks, including climate change; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including tariffs and regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, regional conflicts, such as the Russia-Ukraine war and the conflict in the Middle East, and a significant cyber security, data privacy or IT incident; (n) the pace of the energy transition; and (o) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Unaudited Condensed Interim Financial Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F and amendment thereto for the year ended December 31, 2024 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this Unaudited Condensed Interim Financial Report and should be considered by the reader. Each forward-looking statement speaks only as of the date of this Unaudited Condensed Interim Financial Report, October 30, 2025. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Unaudited Condensed Interim Financial Report.
Shell’s net carbon intensity
Also, in this Unaudited Condensed Interim Financial Report we may refer to Shell’s “net carbon intensity” (NCI), which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell’s NCI also includes the emissions associated with the production and use of energy products produced by others which Shell
Shell plc            Unaudited Condensed Interim Financial Report            46

purchases for resale. Shell only controls its own emissions. The use of the terms Shell’s “net carbon intensity” or NCI is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.
Shell’s net-zero emissions target
Shell’s operating plan and outlook are forecasted for a three-year period and ten-year period, respectively, and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next three and ten years. Accordingly, the outlook reflects our Scope 1, Scope 2 and NCI targets over the next ten years. However, Shell’s operating plan and outlook cannot reflect our 2050 net-zero emissions target, as this target is outside our planning period. Such future operating plans and outlooks could include changes to our portfolio, efficiency improvements and the use of carbon capture and storage and carbon credits. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans and outlooks to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.
Forward-Looking non-GAAP measures
This Unaudited Condensed Interim Financial Report may contain certain forward-looking non-GAAP measures such as cash capital expenditure and Adjusted Earnings. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.
The contents of websites referred to in this Unaudited Condensed Interim Financial Report do not form part of this Unaudited Condensed Interim Financial Report.
We may have used certain terms, such as resources, in this Unaudited Condensed Interim Financial Report that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F and any amendment thereto, File No 1-32575, available on the SEC website www.sec.gov.
This announcement contains inside information.
October 30, 2025
The information in this Unaudited Condensed Interim Financial Report reflects the unaudited consolidated financial position and results of Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
Contacts:
- Sean Ashley, Company Secretary
- Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html
LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Inside Information
Shell plc            Unaudited Condensed Interim Financial Report            47